

April 20, 2023

Brian Ochocki
Chief Financial Officer
Air T, Inc.
5930 Balsom Ridge Road
Denver, North Carolina 28037

   Re: Air T, Inc.
     Form 10-K for the Fiscal Year ended March 31, 2022
     Filed June 28, 2022
     File No. 001-35476

Dear Brian Ochocki:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation